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                                                         Page 1 of 9 pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 5)

                               ALLEGHENY LUDLUM CORPORATION
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                                   (Name of Issuer)

                       Common Stock, par value $0.10 per share
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                            (Title of Class of Securities)

                                    016900 10 2
                         -----------------------------------
                                    (CUSIP Number)

                 Charles M. Grimstad, Esq., Kirkpatrick & Lockhart,
             1500 Oliver Building, Pittsburgh, PA 15222   (412) 355-6412
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  May 2, 1994
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



















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                                     Schedule 13D
                                  (Amendment No. 5)
          CUSIP No. 016900 10 2                          Page 2 of 9 pages
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          1.  NAME OF REPORTING PERSON     Richard P. Simmons
                                      ------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     N/A
                                  ---

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------

                NUMBER OF     7.  SOLE VOTING POWER             17,234,845
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            41,595
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      17,193,250


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                17,234,845
                                                                ----------

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [X]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     24.3
                                                                      ----


          14.  TYPE OF REPORTING PERSON     IN
                                            --

                                     Schedule 13D
                                  (Amendment No. 5)
          CUSIP No. 016900 10 2                           Page 3 of 9 pages
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          1.  NAME OF REPORTING PERSON     Dorothy P. Simmons
                                           ------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                   (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS    N/A
                                 ---


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------


                NUMBER OF     7.  SOLE VOTING POWER                 15,000
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            15,000
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      17,193,250

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                17,208,250
                                                                ----------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     24.3
                                                                      ----


          14.  TYPE OF REPORTING PERSON     IN
                                            --














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                            SCHEDULE 13D, Amendment No. 5
          CUSIP No. 016900 10 2                           Page 4 of 9 pages
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          Schedule 13D of the undersigned (the "Reporting Persons"), dated
          July 14, 1988, as amended, is amended to read in its entirety as follows. (Except as otherwise indicated, share information herein reflects the 3-for-2 stock split effected July 2, 1990 and the 2-for-1 stock split effected July 1, 1993.)

          Item 1.  SECURITY AND ISSUER.

                    This Statement relates to the Common Stock, par value $0.10 per share ("Common Stock"), of Allegheny Ludlum Corporation, a Pennsylvania corporation (the "Company" or "Allegheny Ludlum"). The address of the principal executive offices of Allegheny Ludlum is 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479.

          Item 2.  IDENTITY AND BACKGROUND.

                    This Statement is being filed by Richard P. Simmons and Dorothy P. Simmons (collectively, the "Reporting Persons"), whose address is c/o Richard P. Simmons, 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479. Richard P. Simmons is the Chairman of the Board of Allegheny Ludlum at the address reported in Item 1.

                    During the five years immediately prior to the date of this Statement, neither of the Reporting Persons has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of such persons been a party of any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state or securities laws or finding any violation with respect to such laws.

                    Both of the Reporting Persons are citizens of the United States of America.

          Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    (a) The securities reported in Items 5(a) and 5(e) were acquired in the manner set forth in Item 4(a). No funds or other consideration were used in such transactions.

                    (b) The securities reported in Item 5(b) and (c) were acquired by Richard P. Simmons pursuant to the provisions of the Allegheny Ludlum Retirement Savings Plan. Mr. Simmons contributed $1,125 to the Plan in fiscal year 1994 through March 31, 1994.












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                            SCHEDULE 13D, Amendment No. 5
          CUSIP No. 016900 10 2                           Page 5 of 9 pages
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          Item 4.   PURPOSE OF TRANSACTION.

                    (a) On July 8, 1988 (i) Richard P. Simmons transferred by gift 6,113,750 shares of Common Stock to the Reporting Persons as tenants by the entireties, (ii) Dorothy P. Simmons transferred by gift 500,000 shares of Common Stock to the Reporting Persons as tenants by the entireties, and (iii) the Reporting Persons entered into an Irrevocable Proxy and Voting Agreement of Joint Holders (the "Agreement") whereby Richard P. Simmons acquired the sole power to vote all of said shares. A copy of the Agreement has been filed as Exhibit A hereto. Certain of said shares have subsequently been disposed of by the Reporting Persons by gift from time to time, including but not limited to the transfer of certain shares into their separate individual names. (The share information in this paragraph does not reflect the 1990 and 1993 stock splits.)

                    The Reporting Persons acquired joint ownership of the securities reported in Item 5(a) for personal estate planning purposes. The Reporting Persons, as shareholders, periodically review and evaluate the market for the Common Stock, the Company's business, prospects and financial condition, general economic conditions, other opportunities available to the Reporting Persons, and the Reporting Persons' personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, the Reporting Persons may determine to increase or decrease their investment in the Common Stock through purchases, sales, gifts, or other means of acquisition or disposition. Among other things, the Reporting Persons are considering whether to diversify their investments and provide funding for anticipated estate tax obligations by selling some of their shares of the Common Stock. Whether such sales will be made, and the method, terms, amount and timing of any such sales, if made, will depend on the Reporting Persons' continuing assessment of pertinent factors, including but not limited to those mentioned above. The Reporting Persons have recently filed a Form 144, "Notice of Proposed Sale of Securities pursuant to Rule 144 under the Securities Act of 1933", with respect to a possible sale or sales of up to 800,000 shares of Common Stock in the aggregate. The Reporting Persons do not currently anticipate that any sales, if made, would reduce their beneficial ownership to less than 20 percent of the outstanding Common Stock.

                    (b) Richard P. Simmons acquired the securities reported in Item 5(b) and (c) for personal investment purposes in accordance with the provisions of the Allegheny Ludlum Retirement Savings Plan.













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                            SCHEDULE 13D, Amendment No. 5
          CUSIP No. 016900 10 2                           Page 6 of 9 pages
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               (c)  In the performance of his duties as Chairman of the
          Board of Directors of the Company and Chairman of the Executive Committee of the Board of Directors, Richard P. Simmons expects to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Company.

          Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

               (a) At the date of this Statement, the Reporting Persons are the joint owners of an aggregate of 17,193,250 shares of the Common Stock, representing approximately 24.3 percent of the total number of outstanding shares of the Common Stock as of March 31, 1994. Richard P. Simmons possesses the sole power to vote said shares, and the Reporting Persons share the power to dispose or direct the disposition of said shares.

               (b) In addition to the shares described in the foregoing paragraph, a total of 27,594.7581 shares of the Common Stock (the "RSP Shares") have been credited to the account of Richard P. Simmons in the Allegheny Ludlum Retirement Savings Plan as of March 31, 1994, and additional shares have accrued to his account since that date. Richard P. Simmons has the sole voting power and sole investment power with respect to the RSP shares, subject to certain limitations on his investment power under the terms of the Plan.

               (c) Of the total RSP shares, 54 shares have accrued to the account of Richard P. Simmons in fiscal year 1994 through March 31, 1994 and have been credited to the account of Richard P. Simmons as of March 31, 1994.

               (d) Not included in Items 5(a), (b) and (c) are 225,000 shares of the Common Stock owned by the R. P. Simmons Family Foundation (the "Foundation") as of March 31, 1994, representing approximately 0.32% of the outstanding shares of the Common Stock as of that date. The Trust Agreement by which the Foundation was created is irrevocable, and provides in relevant part that the entire principal of and income from the assets of the Foundation may be expended only for the use of such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), and which are entitled to exemption from Federal income tax under Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Simmons, any member of his family or any other private shareholder or individual. Although Mr. Simmons, as trustee of












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                            SCHEDULE 13D, Amendment No. 5
          CUSIP No. 016900 10 2                           Page 7 of 9 pages
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          the Foundation, has the sole power to vote and the sole power to direct the disposition of said shares, Mr. Simmons disclaims any beneficial ownership of said shares; and the filing of this Statement shall not be construed as an admission that Mr. Simmons is the beneficial owner of any of said shares for the purposes of
          Section 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose whatsoever. The Foundation may make sales of certain of the shares reported in this paragraph (d) from time to time to provide funds for the Foundation's charitable purposes and for the purpose of diversifying the Foundation's assets.

               (e) At the date of this Statement, Richard P. Simmons is the sole beneficial owner of 14,000 shares of the Common Stock, and Dorothy P. Simmons is the sole beneficial owner of 15,000 shares of the Common Stock, in addition to the shares reported in Items 5(a)-(d), inclusive.

          Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    Richard P. Simmons and Dorothy P. Simmons are husband and wife.

                    The Agreement, filed as Exhibit A hereto, confers upon Richard P. Simmons the sole power to vote the shares of Common Stock jointly owned by the Reporting Persons. The Agreement provides that such voting power shall be irrevocable and shall terminate only upon the death of either of the Reporting Persons.

          Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                    Exhibit A: Irrevocable Proxy and Voting Agreement of Joint Holders dated July 8, 1988, by and between Richard P. Simmons and Dorothy P. Simmons.


























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                            SCHEDULE 13D, Amendment No. 5
          CUSIP No. 016900 10 2                           Page 8 of 9 pages
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                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                             RICHARD P. SIMMONS
          Date:  May 2, 1994                 -----------------------------
                                             Richard P. Simmons


                                             DOROTHY P. SIMMONS
          Date:  May 2, 1994                 -----------------------------
                                             Dorothy P. Simmons














































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                            SCHEDULE 13D, Amendment No. 5
          CUSIP No. 016900 10 2                           Page 9 of 9 pages
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                                    EXHIBIT INDEX

          EXHIBIT                  DESCRIPTION             METHOD OF FILING
          -------                  -----------             ----------------

             A                Irrevocable Proxy and        Previously filed
                              Voting Agreement dated
                              July 8, 1988, by and
                              between Richard P.
                              Simmons and Dorothy P.
                              Simmons